Exhibit 99.1

December 13, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that on the date hereof, the Board of Directors of Grupo Financiero Galicia S.A. (“GFG”) approved an irrevocable commitment to increase the capital of Banco de Galicia y Buenos Aires Sociedad Anónima, a subsidiary of GFG, in an amount up to Ps. 10,000,000,000 (ten billion pesos). The capital increase will be consummated within the framework of the corporate reorganization, which was publically disclosed in a notice dated October 12, 2017 and filed with the United States Securities and Exchange Commission on October 13, 2017.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.